HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FILE NO: 24705.10101

December 9, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions

Massey Energy Company

Schedule TO-I for 4.75% Convertible Senior Notes due 2023 (the “4.75% Offer”)

Schedule TO-I for 2.25% Convertible Senior Notes due 2024 (the “2.25% Offer”)

filed November 23, 2005 (the “Schedule TO’s”)

File No. 005-30745

Dear Ms. Griffith:

As counsel to Massey Energy Company, a Delaware corporation (the “Company”), we are transmitting herewith for filing pursuant to Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 to the Company’s Issuer Tender Offer Statement on Schedule TO relating to the Company’s 4.75% Convertible Senior Notes due 2023 (“4.75% Amendment”) and Amendment No. 1 to the Company’s Issuer Tender Offer Statement on Schedule TO relating to the Company’s 2.25% Convertible Senior Notes due 2024 (“2.25% Amendment” and together with the 4.75% Amendment, the “Amendments”), along with the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. David M. Carter, dated December 7, 2005. The Amendments have been marked to reflect changes made to the above-referenced Issuer Tender Offer Statements on Schedule TO originally filed with the Commission on November 23, 2005. Such changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the tender offer materials.

ATLANTA     BANGKOK     BEIJING     BRUSSELS     CHARLOTTE     DALLAS     KNOXVILLE

LONDON     McLEAN     MIAMI     NEW YORK     NORFOLK     RALEIGH     RICHMOND     SINGAPORE     WASHINGTON

www.hunton.com

Securities and Exchange Commission

December 9, 2005

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All references below to specific paragraphs, pages and captioned sections are to either the 4.75% Amendment or the 2.25% Amendment, as specified.

Schedule TO-I

General

1. We note that in each of your filings, you are offering to purchase or exchange all of the securities in each class. Tell us what consideration you have given to the applicability of Rule 13e-3 to this repurchase.

Response:

A “going private” transaction under Rule 13e-3 (“Rule 13e-3”) promulgated under the Exchange Act is generally defined as (1) any transaction or series of transactions by an issuer or its affiliate(s), including a “purchase of any equity security by the issuer of such security or by an affiliate of such issuer,” that (2) has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

•	causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to be held of record by less than 300 persons; or

•	causing any class of equity securities of the issuer which is either listed on a national securities exchange to be neither listed on any national securities exchange.

Rule 13e-3 is not applicable to either the offer to purchase the 4.75% Notes or the exchange offer for the 2.25% Notes, both of which are convertible into shares of the Company’s common stock, primarily because neither transaction would result in either of the two effects described above. First, the purchase of the 4.75% Notes and the exchange for the 2.25% Notes will not reduce the holders of record of the Company’s common stock to less than 300 persons. As of October 31, 2005, there were 76,911,439 shares of the Company’s common stock issued and outstanding, which were held by 7,867 stockholders of record. Assuming that all of the 4.75% Notes are tendered and accepted for payment in the offer to purchase such notes and all of the 2.25% Notes are tendered and accepted for exchange in the exchange offer for such notes, the Company’s common stock, the equity security into which the 4.75% Notes and the 2.25% Notes are convertible, would continue to be held by more than 300 stockholders of record.

Securities and Exchange Commission

December 9, 2005

Second, neither the offer to purchase the 4.75% Notes nor the exchange offer for the 2.25% Notes would cause the Company’s common stock to be delisted from the New York Stock Exchange (the “NYSE”), the national securities exchange on which the Company’s common stock is currently listed. Generally, the NYSE will give consideration to suspension or delisting a security when:

•	there are fewer than 400 total shareholders; or

•	there are fewer than 1,200 total shareholders and the average monthly trading volume is less than 100,000 shares; or

•	there are fewer than 600,000 publicly-held shares (shares held by directors, officers, or their immediate families and other concentrated holdings of 10% or more are excluded in calculating the number of publicly held shares); or

•	the average global market capitalization over a consecutive 30 trading-day period is less than $50,000,000 and total stockholders’ equity is less than $50,000,000; or

•	the average global market capitalization over a consecutive 30 trading-day period is less than $15,000,000; or

•	the average closing price of the security is less than $1.00 over a consecutive 30 trading-day period.

Neither the purchase of the 4.75% Notes nor the exchange for the 2.25% Notes would result in any of the foregoing.

Because neither the offer to purchase the 4.75% Notes nor the exchange offer for the 2.25% Notes would result in either of the effects described in Rule 13e-3(a)(3)(ii), the transactions will not result in a Rule 13e-3 transaction.

Securities and Exchange Commission

December 9, 2005

2. The filing date that appears in each of your Schedule TO-I filings, November 22, 2005, is incorrect. Confirm your understanding that the EDGAR filing date for these documents is November 23, 2005.

Response:

We acknowledge the Staff’s comment and confirm that the EDGAR filing date for each of the Schedule TO’s is November 23, 2005.

3. Please explain in your response letter why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A. We may have additional comments after reviewing your response.

Response:

We acknowledge the Staff’s comment and supplementally state that the Company does not believe that the presentation of pro forma information described in Item 1010(b) of Regulation M-A will provide any information material to a stockholder’s decision to tender which is not already contained in the offer to exchange for the 2.25% Offer. The Company included in the original offer to exchange for the 2.25% Offer a capitalization table on page 12 that sets forth the Company’s cash and cash equivalents and consolidated capitalization as of September 30, 2005, on an actual basis and on an as adjusted basis reflecting:

•	the Company’s pending private offering of $725.0 million of senior notes (the “New Notes Offering”),

•	the application of the net proceeds of the New Notes Offering to fund the Company’s offer for, and the resulting redemption of, any and all of its outstanding 6.95% Notes,

•	the application of the net proceeds of the New Notes Offering to fund the Company’s offer for any and all of its outstanding 4.75% Notes, and

•	the consummation of the exchange offer for the 2.25% Notes.

We have revised the capitalization table on page 12 of the offer to exchange for the 2.25% Offer to reflect that the Company increased the aggregate principal amount of senior notes to be issued and sold in the New Notes Offering to $760.0 million.

The Company does not believe that further disclosure would be material or helpful to stockholders.

Securities and Exchange Commission

December 9, 2005

4. Please give us your well reasoned analysis of the applicability of the exemption contained in Section 3(a)(9) to the exchange of common stock for your 2.25% Notes, and confirm to us that no commission or remuneration will be given in connection with the proposed exchange.

Response:

The Company believes that it may exchange its common stock for the 2.25% Notes without the registration required by Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), based on the exemption set forth in Section 3(a)(9) of the Securities Act. Section 3(a)(9) of the Securities Act states, in pertinent part, that the provisions of the Securities Act do not apply to any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. For the Section 3(a)(9) exemption to be available, an issuer must pass the following three-prong test (the “3(a)(9) Test”): (i) the security issued and the security surrendered in the exchange must be those of the same issuer, (ii) the exchange must be with a company’s existing security holders and (iii) a company may not pay a commission or remuneration to a third party to solicit for the exchange.

The 2.25% Notes are issued by the Company and substantially all of its direct and indirect wholly owned subsidiaries as guarantors (the “Guarantors”) and the common stock is issued by the Company. The Company is the ultimate parent entity, and the financial results of its direct and indirect wholly owned subsidiaries are consolidated into the Company. As the Commission made clear in adopting Rule 3-10 of Regulation S-X promulgated under the Securities Act, a parent and its wholly owned subsidiary guarantors are, for all practical purposes, a single enterprise.1 We also note that the Company is a reporting company under the Exchange Act, its common stock is listed on a national securities exchange; the Guarantors are each directly or indirectly wholly owned by the Company, are not reporting companies and do not have their securities listed on any exchange; and the financial statements of the Company and the Guarantors are presented on a consolidated basis, and the Company’s operations are, in fact, the sum of the combined activities of the Company and its subsidiaries.

In purchasing the 2.25% Notes, investors made an investment in the Company and the Guarantors as a single entity. In the exchange, holders of the 2.25% Notes will receive shares of the Company’s common stock and will continue their investment in the Company and the Guarantors as a single entity. Therefore, because the Guarantors and the Company are deemed one entity and investors will continue their investment in the Company and the Guarantors as a single entity following the exchange, the exchange satisfies the first prong of the 3(a)(9) Test.

[1]	Rule 3-10 of Regulation S-X allows “investors to evaluate the creditworthiness of the parent and [guarantor] subsidiary as a single, indivisible business.” Final Rule for Financial Statements and Periodic Reports for Related Companies and Guarantors, Release No. 33-7878; 34-43124 (Aug. 24, 2000).

Securities and Exchange Commission

December 9, 2005

The exchange contemplated by the Company also satisfies the purpose of Section 3(a)(9) of the Securities Act – to facilitate the restructuring of obligations of a single enterprise – because this exchange involves only the securities of a parent corporation and its wholly owned subsidiaries. Based on the legislative history of Section 3(a)(9) of the Securities Act, it is clear that Congress concluded that investors in an enterprise could agree to its reorganization, and the resulting exchange of different types of investments in that enterprise, without the benefit of registration, so long as nobody was paid a commission to induce them to do so.2

The Company also complies with the second prong of the 3(a)(9) Test requiring that the exchange be exclusively with the issuer’s existing security holders. The exchange is being offered exclusively to the current holders of the 2.25% Notes.

Lastly, the Company complies with the third and last prong of the 3(a)(9) Test prohibiting the payment of any commission or remuneration to a third party to solicit for the exchange. The Company has not paid any third party to solicit for the exchange. The Company has hired Global Bondholder Services Corporation, as its information agent and exchange agent, to handle, exclusively, ministerial duties such as answering basic questions posed by the current holders about the exchange and providing additional offer materials to holders upon their request. In addition, the Company has hired UBS Securities LLC as its financial advisor. Please note, however, that neither Global Bondholder Services Corporation or UBS Securities LLC has been retained or compensated for soliciting current holders of the 2.25% Notes.

Based on the analysis above, the Company believes that the 3(a)(9) exemption applies to the exchange.

[2]	“This exemption is considered necessary to permit certain voluntary readjustment of obligations. Inasmuch as any exchange that involves the payment of commission of any sort is not exempt, there is no danger of the provision being used for purposes of evasion.” H.R. Rep. No. 152, at 25 (1933).

Securities and Exchange Commission

December 9, 2005

5. The safe harbor protections for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 do not by their terms apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. We note references to the PSLRA in both of the Schedule TO-I filings and all of your press releases. Please confirm your understanding that future references in any additional tender offer materials are not appropriate.

Response:

We acknowledge the Staff’s comment and confirm the Company’s understanding that future references to the PSLRA in any additional tender offer materials are not appropriate. In addition, we have revised the disclosure on page 7 of the offer to purchase for the 4.75% Offer and on page 8 of the offer to exchange for the 2.25% Notes.

6. Please advise us, with a view towards disclosure, of the steps you are taking to repurchase the 6.95% Senior Notes due 2007. We may have further comments when we have considered your response.

Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that the Company is offering to purchase (the “6.95% Notes Tender Offer”) for cash any and all of its outstanding 6.95% Senior Notes due 2007 (the “6.95% Notes”) upon the terms and subject to the conditions set forth in an offer to purchase and accompanying consent and letter of transmittal (the “Offer Documents”). The Company is conducting the 6.95% Notes Tender Offer in conformity with Regulation 14E of the Exchange Act. The Company distributed the Offer Documents to all of the holders of its 6.95% Notes on November 22, 2005. The following information was set forth in a press release that the Company publicly disseminated on November 22, 2005 and filed as Exhibits (a)(5)(A) to each of the Schedule TO’s.

Under the terms of the 6.95% Notes Tender Offer, the Company is offering to purchase the outstanding 6.95% Notes for a total consideration, per each $1,000 principal amount of the 6.95% Notes, equal to the sum of the present value of $1,000 on the date of purchase (such amount will equal the amount payable on the 6.95% Notes on March 1, 2007 (the “Maturity Date”)), the present value of the interest that would be payable on, or accrue from, the last interest payment date until the Maturity Date (such present value calculated as set forth in the Company’s offer to purchase for the 6.95% Notes), minus accrued and unpaid interest from the last interest payment date to, but not including, the date of purchase. Holders who validly tender and do not withdraw on or prior to 5:00 p.m., New York City time, on December 6,

Securities and Exchange Commission

December 9, 2005

2005 (the “Consent Date”), will receive the total consideration. Holders who validly tender after the Consent Date and do not withdraw on or prior to the 6.95% Notes Tender Offer expiration date will receive the tender consideration which equals the total consideration minus the consent payment of $15.00 per $1,000 principal amount of the 6.95% Notes.

The 6.95% Notes Tender Offer will expire at midnight, New York City time, on December 20, 2005, unless extended or earlier terminated. Payments of the total consideration for the 6.95% Notes validly tendered and not withdrawn on or prior to the Consent Date and accepted for purchase will be made promptly after the 6.95% Notes Tender Offer expiration date. Payments of the tender consideration for the 6.95% Notes validly tendered after the Consent Date and on or prior to the 6.95% Notes Tender Offer expiration date and accepted for purchase will also be made promptly after the 6.95% Notes Tender Offer expiration date.

In connection with the 6.95% Notes Tender Offer, the Company is soliciting the consents of the holders of the 6.95% Notes to a proposed amendment to the indenture governing the 6.95% Notes. The primary purpose of the solicitation and proposed amendment is to reduce the minimum required notice period contained in the optional redemption provisions of the indenture from 30 days to three days. The Company intends to redeem any 6.95% Notes that remain outstanding after completion of the 6.95% Notes Tender Offer in accordance with the terms of the amended indenture. On December 7, the Company announced by press release, a copy of which is filed as Exhibits (a)(5)(C) to each of the Amendments, that $189.2 million aggregate principal amount of the outstanding $220.1 million aggregate principal amount of the 6.95% Senior Notes, representing approximately 86.0% of the outstanding 6.95% Notes, had tendered their 6.95% Notes on or prior to the Consent Date. As a result of the consents and early tenders, the Company has received the requisite consents to execute the amended indenture.

The consummation of the 6.95% Notes Tender Offer is conditioned upon, among other things, the receipt of gross proceeds of $725.0 million from the New Notes Offering and the consent of the holders of a majority in aggregate principal amount of the 6.95% Notes to the proposed amendment to the indenture governing the 6.95% Notes. The 6.95% Notes Tender Offer is also subject to customary closing conditions. If any of the conditions are not satisfied, the Company is not obligated to accept for payment, purchase or pay for, or may delay the acceptance for payment of, any tendered 6.95% Notes, and may terminate the 6.95% Notes Tender Offer. The full details of the terms and conditions of the 6.95% Notes Tender Offer were included in the Company’s offer to purchase and consent solicitation, dated November 22, 2005, that was disseminated to the holders of the 6.95% Notes on November 22, 2005.

Securities and Exchange Commission

December 9, 2005

7. Confirm your intention to update the disclosure in each of the offers comprising the refinancing to take account of developments in the other tender offers and the Rule 144A offering.

Response:

We acknowledge the Staff’s comment and confirm the Company’s intention to amend the Schedule TO’s to include disclosure in each of the offers comprising the refinancing to take account of developments in the other tender offers and the New Notes Offering.

Source and Amount of Funds

8. Confirm to us that when the financing is complete, you will amend the Schedule TO’s to include the definitive terms of the Note Offering, pursuant to Item 1007(a)(b) and (c) of Regulation M-A, and file any relevant agreements and offering documents as exhibits in accordance with Item 1016(b) of Regulation M-A.

Response:

We acknowledge the Staff’s comment and confirm that when the Company completes the New Notes Offering, the Company will amend the Schedule TO’s to include the definitive terms of the New Note Offering and will file any relevant agreements and offering documents as exhibits to the Schedule TO’s in accordance with Item 1016(b) of Regulation M-A.

Offer to Purchase

General

9. We note that holders of $1,000 principal amount of convertible notes will receive 29.7619 shares of your common stock, $230.00 in cash and accrued and unpaid interest up to the expiration date of the offer. Please disclose the cash amount of the accrued and unpaid interest anticipated to be paid if the offer ends, as expected, on December 22, 2005.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 1, 5 and 9 of the offer to purchase for the 4.75% Offer and pages 1 and 13 of the offer to exchange for the 2.25% Offer. In addition, we have revised the disclosure on page 5 of the letter of transmittal for the 4.75% Offer and on page 6 of the letter of transmittal for the 2.25% Notes.

Securities and Exchange Commission

December 9, 2005

10. In your revised offer materials for the 4.75% Notes, you should disclose in the summary term sheet section the relationship between the offer price range and the recent trading prices of the Company’s common stock. Highlight for security holders that the range of possible prices is quite broad and explain the reasons for this, and disclose that current market prices as reported on page 5 of your Offer to Purchase are near the midpoint of the quoted range.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 5 of the offer to purchase for the 4.75% Offer.

Summary, page 1

What are the significant conditions to the tender offer? page 3

11. Your statement in the second bullet point in this section, that the offer is conditioned upon your acceptance of the Convertible Notes for purchase, appears to be within your control. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, amend the bullet point to exclude your own actions or omissions.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 3 of the offer to purchase for the 4.75% Offer and on page 3 of the offer to exchange for the 2.25% Offer.

12. Revise this section to briefly describe the Exchange Condition and the Refinancing Condition. You may wish to do this by means of a cross reference.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 3 of the offer to purchase for the 4.75% Offer and on page 3 of the offer to exchange for the 2.25% Offer.

How will we pay for the Convertible Notes? page 4

13. Briefly describe the terms of the New Senior Notes, including coupon and maturity.

Securities and Exchange Commission

December 9, 2005

Response:

We have revised the disclosure on page 4 of the offer to purchase for the 4.75% Offer and on page 4 of the offer to exchange for the 2.25% Offer.

Expiration Date; Extension and Termination, page 11

14. Revise the second paragraph of this section to clarify that under Rule 13e-4(f)(5), you will pay promptly or return the tendered securities.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 11 of the offer to purchase for the 4.75% Offer and page 15 of the offer to exchange for the 2.25% Offer.

Other Matters, page 14

15. We note that here and on page 1 of your letter of transmittal, you request that the security holder represent, warrant and agree that “such tendering holder has received and read a copy of the Offer Documents, understands and agrees to be bound by all terms and conditions …” It is not appropriate to require security holders to attest to the fact that they “read” the offering documents because your statements effectively operate as a waiver of liability. Please delete this and other similar language throughout your materials.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 15 of the offer to purchase for the 4.75% Offer and page 19 of the offer to exchange for the 2.25% Offer. In addition, we have revised the disclosure on page 4 of the letter of transmittal for the 4.75% Offer and page 5 of the letter of transmittal for the 2.25% Offer.

16. We note your disclosure that you may waive any condition of the offer for any particular tendering security holder. Reserving the right to waive a condition of the offer as to only particular tendering security holders raises issues under Rule 13e-4(f)(8) and otherwise. Please revise here and throughout the offer to purchase, where similar language appears.

Securities and Exchange Commission

December 9, 2005

Response:

In response to the Staff’s comment, we have revised the disclosure on page 15 of the offer to purchase for the 4.75% Offer and page 19 of the offer to exchange for the 2.25% Offer. In addition, we have revised the disclosure on page 13 of the letter of transmittal for the 4.75% Offer and page 14 of the letter of transmittal for the 2.25% Offer.

Conditions of the Tender Offer, page 16

17. You state in the opening paragraph of this section that the conditions shall be triggered if the stated events have occurred “or shall be determined by us to have occurred.” In the absence of any objective criteria for the determination of the existence of a condition, such as a standard of reasonableness, satisfaction or waiver of the conditions in the sole discretion of the bidder may be equated with a waiver of that condition. If you waive a material condition to the offer, there must be five business days remaining prior to expiration. Please revise your offer to include an objective standard for the assertion or waiver of the conditions.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 16 of the offer to purchase for the 4.75% Offer and page 21 of the offer to exchange for the 2.25% Offer.

18. We refer you to the disclosure in the last sentence of the last paragraph of this section that your failure at any time to exercise any of the offer conditions will not be deemed a waiver of such conditions. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please revise.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 17 of the offer to purchase for the 4.75% Offer and page 22 of the offer to exchange for the 2.25% Offer.

Securities and Exchange Commission

December 9, 2005

19. Your statement that you may assert the conditions “at any time and from time to time” leaves open the possibility that you may assert a condition after the expiration of the offer. Please revise to clarify that all conditions will be satisfied or waived prior to the Expiration Date.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 17 of the offer to purchase for the 4.75% Offer and page 22 of the offer to exchange for the 2.25% Offer.

20. We note that many of the offer conditions listed are broadly drafted. Whether or not an offer condition has been “triggered” is necessarily a subjective determination that you state will be made by you, which could make it difficult for security holders to determine whether any condition has been triggered. We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for a security holder to determine what events or occurrences will allow you to terminate it. Please generally revise to narrow your conditions, quantifying where possible. The following are examples of offer conditions which we believe are problematic because of their breadth or lack of specificity; however, these examples are not intended to be an exhaustive, and we urge you to examine and revise this section generally:

•	The second sub point in this section refers to “any development which would … materially affect our business … liabilities or prospects.” It would be very difficult for a security holder to determine when such a development had occurred.

•	The fourth sub point refers to any thing that may occur “or be likely to occur” that would prohibit, prevent, restrict or delay consummation of the offer.

•	The sixth sub point in this section refers to any limitation that might affect the extension of credit by banks.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 17 of the offer to purchase for the 4.75% Offer and pages 21 and 22 of the offer to exchange for the 2.25% Offer.

Securities and Exchange Commission

December 9, 2005

Incorporation by Reference, page 25

21. Schedule TO does not permit you to “forward incorporate” by reference to additional documents you may file between the date of filing of the Schedule TO and the expiration date of your offer. Rather, you are under an obligation to amend the Schedule TO whenever the information disclosed materially changes. See Rule 13e-4(d)(2). Please revise the language to the contrary on page 25 of your Offer to Purchase.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 25 to of the offer to purchase for the 4.75% Offer and on pages 50 and 51 of the offer to exchange for the 2.25% Offer.

* * * * * * *

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 888-4246 or W. Lake Taylor, Jr. at (804) 788-8563.

Sincerely,

/s/ David M. Carter
David M. Carter

Enclosures

cc:	Thomas J. Dostart, Esq.
Richard R. Grinnan, Esq.
Richard E. Farley, Esq.
Joseph M. Lucosky, Esq.
W. Lake Taylor, Jr., Esq.